EXHIBIT 99.1

Photo Release -- Student Transportation Inc. Celebrates 100th Consecutive Dividend With Event at Toronto Stock Exchange

Shareholders, Managers and Employees Forecast Strong Future for Company

BARRIE, Ontario, May 16, 2013 (GLOBE NEWSWIRE) -- Shareholders, managers and employees of Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's third-largest provider of school bus transportation services, celebrated the 100th consecutive monthly cash dividend paid to shareholders since the company listed on the Toronto Stock Exchange (TSX) just over eight years ago.

A photo accompanying this release is available at http://www.globenewswire.com/newsroom/prs/?pkgid=18791

In a ceremonial event at the TSX on May 15, 2013, Student Transportation Inc. CEO Denis Gallagher presented an oversized check symbolizing the 100th dividend payment to a long-time retail shareholder, Frank Oxley, who commented on the safety and reliability of the dividend and how impressed he has been with the company's track record of success. Gallagher credited public and shareholder trust with allowing the company to prosper and grow, and thanked Oxley for "representing all of the shareholders who have allowed us to build a tremendous company that now safely transports nearly one million students each school day."

"Our dividend payments and total return have been real hallmarks of our success," Gallagher said. "Reaching this milestone is a tribute to our Board of Directors, our shareholders, dedicated management and outstanding employees."

"The consistency and safety of our operations matches the consistency of our dividends: steady and reliable," Gallagher continued. "As you can see, we're proud of our past and excited about the future."

The May 15th date also holds special historical significance for the company, marking the 16th anniversary of the day Gallagher started Student Transportation as a private company in 1997.

A video showing highlights of STI's 100th Dividend event will be posted on STI's website: www.rideSTBus.com.

About Student Transportation

Founded in 1997, Student Transportation Inc. (STI) is North America's third-largest and fastest-growing provider of school bus transportation services, operating more than 9,500 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

The photo is also available at Newscom, www.newscom.com, and via AP PhotoExpress.

CONTACT: Investor Contacts:

         Student Transportation Inc.
         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com